Sibanye Stillwater Limited
Incorporated in the Republic of South Africa Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE) ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor Cnr 14th Avenue & Hendrik Potgieter Road Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE
Sibanye-Stillwater Trading statement and production update for the year ended 31 December 2022

Johannesburg, 21 February 2023: In terms of paragraph 3.4(b)(i) of the Listing Requirements of the JSE Limited (JSE), a company listed on the JSE is required to publish a Trading statement as soon as it is satisfied that a reasonable degree of certainty exists that the financial results for the next period to be reported on, will differ by at least 20% from the financial result for the previous corresponding period.

Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) advises stakeholders that it expects earnings per share (EPS) for the year ended 31 December 2022 (2022 or the Period) to be between 618 SA cents (38 US cents) and 683 SA cents (42 US cents) compared with EPS of 1,140 SA cents (77 US cents) for the year ended 31 December 2021 (2021), and headline earnings per share (HEPS) to be between 619 SA cents (38 US cents) and 684 SA cents (42 US cents) compared with a HEPS of 1,272 SA cents (86 US cents) for 2021. Compared to the previous financial year, this represents a 40% to 46% decline in EPS year-on-year and a 46% to 51% decline in HEPS.

The decrease in EPS and HEPS for 2022 compared to 2021 is primarily due to:

•The three month industrial action related to wage negotiations in the South African gold sector and a severe weather event in Montana that resulted in the Stillwater operations being shut down for 7 weeks. These events resulted in significantly reduced production with the concomitant increase in unit costs
•a more challenging macro-economic and geopolitical environment than 2021, resulting in a 9% lower average rand 4E PGM basket price for 2022 and an 11% lower average US dollar 2E PGM basket price
•these negative revenue impacts were partially offset by:
◦non-recurring impairments recognised for 2021 at the managed SA gold operations (no impact on HEPS)
◦a decrease in the loss on financial instruments
◦a decrease in royalties and mining and income taxes

The conversion of rand amounts into US dollar is based on an average exchange rate of R16.37/US$ for 2022 and R14.79/US$ for 2021. This is provided as supplementary information only.

The financial information on which this trading statement is based has not yet been reviewed or reported on by Sibanye-Stillwater’s auditors.

Production update for the year ended 31 December 2022

Production from the SA PGM operations for 2022 (including attributable ounces from Mimosa and third party purchase of concentrate (PoC) of 63,344 4Eoz) of 1,730,808 4Eoz was marginally below the lower end of annual guidance for 2022, but was a solid performance considering the ongoing impact of load curtailment as well as factors highlighted previously, including copper cable theft and proactive safety related stoppages. Pleasingly, stockpiled ore containing approximately 33,000 4Eoz which had accumulated by the end of Q3 2022 due to intensified load curtailment impacting concentrator capacity across the SA PGM operations, was largely processed during the year-end holiday period in December 2022.

The SA gold operations (excluding DRDGOLD) were suspended for three months during H1 2022 due to industrial action which, together with a subsequent gradual ramp-up in production during H2 2022, resulted in a 50% decline in production for 2022 to 13,736kg (441,623oz). Production of 10,608 kg (341,055oz) for H2 2022, was significantly improved compared to production of 3,128kg (100,568oz) for H1 2022, reflecting the successful ramp up post the industrial action. More normalised rates of production were achieved during November 2022 and have been maintained during Q1 2023 to date. In the absence of any further disruptions, which are not expected, production for 2023 is likely to be significantly higher than 2022, with correspondingly lower unit costs.

The ramp-up of production from the US PGM operations post the regional flood event in early June 2022, progressed well, with production rates normalising during Q4 2022. Mined 2E PGM production for 2022 of 421,133 2Eoz was 5% below the lower end of annual guidance, reflecting the full impact of the flood event as well as ongoing operational constraints which contributed to the repositioning of the US PGM operations as presented to the market in August 2022 (https://thevault.exchange/?get_group_doc=245/1660215386-ssw-market-presentation-USPGM-revised-plan-11aug2022.pdf). Implementation of the repositioned plan is in process, with production forecast to build-up to 700,000+ 2Eoz by 2027 once flexibility has been restored across the complex and the new cemented backfill plant at Stillwater East has been completed.

The US PGM recycling business fed 598,774 3Eoz for 2022, 21% lower than 2021, slightly higher than the global average decline in autocatalyst recycling due to low inventory levels and supply chain constraints.

In the European region, the Sandouville refinery produced 6,842 tonnes of nickel (nickel salts production of 2,003 tonnes and nickel metal production of 4,839 tonnes) since date of the acquisition on 4 February 2022.

Neal Froneman, CEO of Sibanye-Stillwater commented: “We have used 2022 to carefully navigate wage negotiations in both our SA gold and PGM operations and reposition the Montana operations for the current skills shortage and changing macro environment. The company is now well positioned to deliver an improved performance for 2023 through the normalisation of production rates at the SA gold and US PGM operations with the concomitant improved unit cost performance.”

Results webcast and conference call

Sibanye-Stillwater will release its full operating and financial results for the six-months and year ended 31 December 2022 on Tuesday, 28 February 2023 and will host a virtual presentation shared via a webcast and conference call at 15h00 (CAT) / 13h00 (GMT) / 08h00 (EST) / 06h00 (MDT).

Webcast link: https://78449.themediaframe.com/links/sibanye230228.html and Conference call pre-registration:
https://services.choruscall.za.com/DiamondPassRegistration/register?confirmationNumber=5046002&linkSecurityString=b2427ee66. Results information will be available at https://www.sibanyestillwater.com/news-investors/reports/quarterly/2023 on the day.

About Sibanye-Stillwater
Sibanye-Stillwater is a multinational mining and metals processing Group with a diverse portfolio of mining and processing operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater has established itself as one of the world’s largest primary producers of platinum, palladium, and rhodium and is also a top tier gold producer. It produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to build and diversify its asset portfolio into battery metals mining and processing and is increasing its presence in the circular economy by growing and diversifying its recycling and tailings reprocessing operations globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted, Executive Vice President: Investor Relations and Corporate Affairs Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS
The information in this document may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document.

All statements other than statements of historical facts included in this document may be forward-looking statements. Forward-looking statements also often use words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities, including any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value (including the Rhyolite Ridge project); the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold, PGMs, battery metals (e.g., nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the outcome of legal challenges to the Group’s mining or other land use rights; the occurrence of labour disputes, disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, sustainability, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings, including in relation to any environmental, health or safety issues; failure to meet ethical standards, including actual or alleged instances of fraud, bribery or corruption; the effect of climate change or other extreme weather events on Sibanye-Stillwater’s business; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain disruptions and shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages or precautionary suspension of operations at its mines for safety or environmental incidents (including natural disasters) and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management and employees with sufficient technical and/or production skills across its global operations necessary to meet its labour recruitment and retention goals, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater’s information technology, communications and systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19).

Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the 2021 Integrated Report and the annual report on Form 20-F for the fiscal year ended 31 December 2021 (SEC File no. 333-234096).

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.

WEBSITES
References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this report.